Canada Goose Holdings Inc.
Condensed Consolidated Interim Financial Statements
As at and for the second and two quarters ended
September 26, 2021 and September 27, 2020
(Unaudited)

Condensed Consolidated Interim Statements of Income (Loss) and Comprehensive Income (Loss)
(unaudited)
(in millions of Canadian dollars, except per share amounts)

		Second quarter ended		Two quarters ended
	Notes	September 26, 2021	September 27, 2020	September 26, 2021	September 27, 2020
		$	$	$	$

Revenue	3	232.9	194.8	289.2	220.9
Cost of sales	6	97.9	100.6	123.5	121.9
Gross profit		135.0	94.2	165.7	99.0
Selling, general & administrative expenses		101.3	62.4	172.9	111.0
Depreciation and amortization		22.4	16.7	42.2	32.2
Operating income (loss)		11.3	15.1	(49.4)	(44.2)
Net interest, finance and other costs	10	7.9	6.0	24.4	12.7
Income (loss) before income taxes		3.4	9.1	(73.8)	(56.9)
Income tax recovery		(5.6)	(1.3)	(26.1)	(17.2)
Net income (loss)		9.0	10.4	(47.7)	(39.7)

Other comprehensive income (loss)
Items that will not be reclassified to earnings, net of tax:
Actuarial gain on post-employment obligation		0.2	0.2	0.2	0.2
Items that may be reclassified to earnings, net of tax:
Cumulative translation adjustment gain (loss)		1.7	1.8	(0.2)	0.2
Net loss on derivatives designated as cash flow hedges	15	(2.0)	(1.0)	(1.9)	(0.9)
Reclassification of net loss on cash flow hedges to income	15	0.4	1.9	0.5	3.8
Net (loss) gain on derivatives designated as a net investment hedge	15	—	(0.8)	—	0.8
Other comprehensive income (loss)		0.3	2.1	(1.4)	4.1
Comprehensive income (loss)		9.3	12.5	(49.1)	(35.6)

Earnings (loss) per share
Basic	4	$0.08	$0.09	$(0.43)	$(0.36)
Diluted	4	$0.08	$0.09	$(0.43)	$(0.36)
The accompanying notes to the condensed consolidated interim financial statements are an integral part of these financial statements.

Canada Goose Holdings Inc.	Page 1 of 29

Condensed Consolidated Interim Statements of Financial Position
(unaudited)
(in millions of Canadian dollars)

	Notes	September 26, 2021	September 27, 2020	March 28, 2021
Assets		$	$	$
Current assets
Cash		98.9	156.3	477.9
Trade receivables	5	111.2	114.9	40.9
Inventories	6	416.4	417.2	342.3
Income taxes receivable		9.3	10.8	4.8
Other current assets	14	49.4	36.9	31.0
Total current assets		685.2	736.1	896.9

Deferred income taxes		77.5	62.1	46.9
Property, plant and equipment		125.9	120.1	116.5
Intangible assets		154.8	157.4	155.0
Right-of-use assets	7	253.0	247.7	233.7
Goodwill		53.1	53.1	53.1
Other long-term assets	14	5.2	1.1	5.1
Total assets		1,354.7	1,377.6	1,507.2

Liabilities
Current liabilities
Accounts payable and accrued liabilities	8, 14	195.2	163.6	177.8
Provisions	9	18.0	17.9	20.0
Income taxes payable		16.4	13.1	19.1
Short-term borrowings	10	27.3	11.0	—
Current portion of lease liabilities	7	55.8	43.5	45.2
Total current liabilities		312.7	249.1	262.1

Provisions	9	27.0	19.6	25.6
Deferred income taxes		20.4	15.9	21.6
Revolving facility	10	—	222.5	—
Term loan	10	372.9	151.2	367.8
Lease liabilities	7	224.0	223.2	209.6
Other long-term liabilities	14	21.7	6.4	20.4
Total liabilities		978.7	887.9	907.1

Shareholders' equity	11	376.0	489.7	600.1
Total liabilities and shareholders' equity		1,354.7	1,377.6	1,507.2
The accompanying notes to the condensed consolidated interim financial statements are an integral part of these financial statements.

Canada Goose Holdings Inc.	Page 2 of 29

Condensed Consolidated Interim Statements of Changes in Shareholders' Equity
(unaudited)
(in millions of Canadian dollars)

		Share capital			Contributed surplus	Retained earnings	Accumulated other comprehensive (loss) income	Total
	Notes	Multiple voting shares	Subordinate voting shares	Total
		$	$	$	$	$	$	$

Balance at March 28, 2021		1.4	119.1	120.5	25.2	459.6	(5.2)	600.1
Normal course issuer bid purchase of subordinate voting shares	11	—	(7.6)	(7.6)	—	(169.3)	—	(176.9)
Normal course issuer bid purchase of subordinate voting shares held for cancellation	11	—	(0.3)	(0.3)	—	(7.0)	—	(7.3)
Liability to broker under automatic share purchase plan	11	—	—	—	(3.3)	—	—	(3.3)
Exercise of stock options	11	—	8.3	8.3	(2.5)	—	—	5.8
Net loss		—	—	—	—	(47.7)	—	(47.7)
Other comprehensive loss		—	—	—	—	—	(1.4)	(1.4)
Share-based payment	12	—	—	—	6.9	—	—	6.9
Deferred tax on share-based payment		—	—	—	(0.2)	—	—	(0.2)
Balance at September 26, 2021		1.4	119.5	120.9	26.1	235.6	(6.6)	376.0

Balance at March 29, 2020		1.4	113.3	114.7	15.7	389.4	0.4	520.2
Exercise of stock options	11	—	1.0	1.0	(0.6)	—	—	0.4
Net loss		—	—	—	—	(39.7)	—	(39.7)
Other comprehensive income		—	—	—	—	—	4.1	4.1
Share-based payment	12	—	—	—	4.7	—	—	4.7
Balance at September 27, 2020		1.4	114.3	115.7	19.8	349.7	4.5	489.7
The accompanying notes to the condensed consolidated interim financial statements are an integral part of these financial statements.

Canada Goose Holdings Inc.	Page 3 of 29

Condensed Consolidated Interim Statements of Cash Flows
(unaudited)
(in millions of Canadian dollars)

		Second quarter ended		Two quarters ended
	Notes	September 26, 2021	September 27, 2020	September 26, 2021	September 27, 2020
		$	$	$	$
Operating activities
Net income (loss)		9.0	10.4	(47.7)	(39.7)
Items not affecting cash:
Depreciation and amortization		25.8	18.5	49.3	37.3
Income tax recovery		(5.6)	(1.3)	(26.1)	(17.2)
Interest expense	10	7.5	5.6	14.1	10.4
Foreign exchange loss (gain)		2.6	(1.5)	8.1	(0.6)
Acceleration of unamortized costs on debt extinguishment	10	—	—	9.5	—
Loss on disposal of assets		—	—	—	0.1
Share-based payment	12	4.2	2.9	6.9	4.7
		43.5	34.6	14.1	(5.0)
Changes in non-cash operating items	16	(62.5)	(40.3)	(169.4)	(64.7)
Income taxes paid		(1.1)	(2.4)	(12.2)	(3.8)
Interest paid		(6.6)	(5.4)	(13.7)	(9.8)
Net cash used in operating activities		(26.7)	(13.5)	(181.2)	(83.3)

Investing activities
Purchase of property, plant and equipment		(7.8)	(3.0)	(13.8)	(7.0)
Investment in intangible assets		(3.8)	(1.0)	(4.7)	(1.8)
Initial direct costs of right-of-use assets	7	(0.1)	—	(0.5)	—
Net cash used in investing activities		(11.7)	(4.0)	(19.0)	(8.8)

Financing activities
Mainland China Facilities borrowings	10	16.3	11.1	23.5	13.7
Term loan repayments	10	(1.0)	—	(1.9)	—
Revolving facility borrowings	10	—	11.8	—	221.3
Transaction costs on financing activities	10	0.1	(0.1)	(0.9)	(0.4)
Subordinate voting shares purchased and cancelled under NCIB	11	(176.9)	—	(176.9)	—
Subordinate voting shares purchased and held for cancellation under NCIB	11	(2.7)	—	(2.7)	—
Principal payments on lease liabilities	7	(9.7)	(8.8)	(19.6)	(17.4)
Exercise of stock options	12	4.6	0.1	5.8	0.4
Net cash (used in) from financing activities		(169.3)	14.1	(172.7)	217.6
Effects of foreign currency exchange rate changes on cash		0.7	(0.4)	(6.1)	(0.9)
(Decrease) increase in cash		(207.0)	(3.8)	(379.0)	124.6
Cash, beginning of period		305.9	160.1	477.9	31.7
Cash, end of period		98.9	156.3	98.9	156.3
The accompanying notes to the condensed consolidated interim financial statements are an integral part of these financial statements.

Canada Goose Holdings Inc.	Page 4 of 29

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
Note 1.     The Company
Organization
Canada Goose Holdings Inc. and its subsidiaries (the “Company”) design, manufacture, and sell performance luxury apparel for men, women, youth, children, and babies. The Company’s apparel collections include various styles of parkas, lightweight down jackets, rainwear, windwear, knitwear, footwear, and accessories for the fall, winter, and spring seasons. The Company’s head office is located at 250 Bowie Avenue, Toronto, Canada M6E 4Y2. The use of the terms “Canada Goose”, “we”, and “our” throughout these notes to the condensed consolidated interim financial statements ("Interim Financial Statements") refer to the Company.
Canada Goose is a public company listed on the Toronto Stock Exchange and the New York Stock Exchange under the trading symbol “GOOS”. The principal shareholders of the Company are investment funds advised by Bain Capital LP and its affiliates (“Bain Capital”), and DTR LLC ("DTR"), an entity indirectly controlled by the President and Chief Executive Officer of the Company. The principal shareholders hold multiple voting shares representing 47.7% of the total shares outstanding as at September 26, 2021, or 90.1% of the combined voting power of the total voting shares outstanding. Subordinate voting shares that trade on public markets represent 52.3% of the total shares outstanding as at September 26, 2021, or 9.9% of the combined voting power of the total voting shares outstanding.
Statement of compliance
The Interim Financial Statements are prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). Certain information, which is considered material to the understanding of the Interim Financial Statements and is normally included in the annual financial statements prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the IASB, is not provided in these notes. These Interim Financial Statements should be read in conjunction with the Company's Annual Financial Statements.
The Interim Financial Statements were authorized for issuance in accordance with a resolution of the Company’s Board of Directors on November 4, 2021.
Seasonality
Our business is seasonal, and we have historically realized a significant portion of our Wholesale revenue and operating income in the second and third quarters of the fiscal year and Direct-to-Consumer ("DTC") revenue and operating income in the third and fourth quarters of the fiscal year. Thus, lower-than-expected revenue in these periods could have an adverse impact on our annual operating results.
Cash flows from operating activities are typically highest in the third and fourth quarters of the fiscal year due to revenue from the DTC segment and the collection of trade receivables from Wholesale revenue earlier in the year. Working capital requirements typically increase as inventory builds. Borrowings have historically increased in the first and second quarters and been repaid in the third quarter of the fiscal year.

Canada Goose Holdings Inc.	Page 5 of 29

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
Note 2.    Significant accounting policies and critical accounting estimates and judgments
Basis of presentation
The significant accounting policies and critical accounting estimates and judgments as disclosed in the Company’s March 28, 2021 annual consolidated financial statements have been applied consistently in the preparation of these Interim Financial Statements except as noted below. The Interim Financial Statements are presented in Canadian dollars, the Company’s functional and presentation currency.
The Company's fiscal year is a 52 or 53-week reporting cycle with the fiscal year ending on the Sunday closest to March 31. Each fiscal quarter is 13 weeks. The additional week in a 53-week fiscal year is added to the third quarter. Fiscal 2022 is the first 53-week fiscal year, ending on April 3, 2022.
Certain comparative figures have been reclassified to conform with the current year presentation.
COVID-19 pandemic
Globally, public health officials have imposed restrictions and recommended precautions to mitigate the spread of the novel coronavirus pandemic ("COVID-19"), resulting in temporary closures of our retail locations as well as reduced traffic and store productivity, similarly impacting our wholesale partners. Store operations have largely resumed during the second quarter of fiscal 2022 across our global store network, however retail store traffic remains below pre-pandemic levels as at September 26, 2021. We have also experienced a significant reduction in the capacity of our network, including our manufacturing facilities, due to distancing measures. All our manufacturing facilities were operating as at September 26, 2021 at lower than pre-pandemic output levels to ensure appropriate distancing measures were in place.
In March 2021, the IASB issued an amendment to IFRS 16, Leases to extend the period over which the practical expedient is available for use. This amendment exempts lessees from determining whether COVID-19 related rent concessions for lease payments originally due on or before June 30, 2022 are lease modifications. The amendment is effective for annual reporting periods beginning on or after April 1, 2021 and earlier application is permitted. In accordance with the guidance issued, the Company adopted the amendment effective March 29, 2021 and elected not to treat COVID-19 related rent concessions as lease modifications. Rent concessions of $nil and $0.2m were recognized in the statement of income (loss) for the second and two quarters ended September 26, 2021, respectively (second and two quarters ended September 27, 2020 - $1.7m and $2.4m, respectively), and the Company will consider seeking further rent concessions as it continues to monitor the impact of COVID-19.
As a result of the temporary store closures, net costs of less than $0.1m and $0.2m were recognized in selling, general & administrative (“SG&A”) expenses, depreciation and amortization, and interest during the second and two quarters ended September 26, 2021, respectively (second and two quarters ended September 27, 2020 - $0.4m and $7.1m, respectively).
Management assessed whether indicators of impairment existed as at September 26, 2021 in accordance with IAS 36, Impairment of Assets, and no indicators were identified.

Canada Goose Holdings Inc.	Page 6 of 29

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
Principles of consolidation
The Interim Financial Statements include the accounts of the Company and its subsidiaries. All intercompany transactions and balances have been eliminated.
Operating segments
The Company classifies its business in three operating and reportable segments: DTC, Wholesale, and Other. The DTC segment comprises sales through country-specific e-Commerce platforms and its Company-operated retail stores located in luxury shopping locations.
The Wholesale segment comprises sales made to a mix of retailers and international distributors, who are partners that have exclusive rights to an entire market.
The Other segment comprises sales and costs not directly allocated to the DTC or Wholesale channels, such as sales to employees and SG&A expenses. The Other segment includes the cost of marketing expenditures to build brand awareness across all segments, corporate costs in support of manufacturing operations, other corporate costs, and foreign exchange gains and losses not specifically associated with DTC or Wholesale segment operations.
Within the Other segment, comparative information also includes sales of personal protective equipment ("PPE") in response to COVID-19 along with costs incurred as a consequence of the COVID-19 pandemic including overhead costs resulting from the temporary closure of our manufacturing facilities.
Standards issued and not yet adopted
Certain new standards, amendments, and interpretations to existing IFRS standards have been published but are not yet effective and have not been adopted early by the Company. Management anticipates that pronouncements will be adopted in the Company’s accounting policy for the first period beginning after the effective date of the pronouncement. Information on new standards, amendments, and interpretations is provided below.
In January 2020, the IASB issued an amendment to IAS 1, Presentation of Financial Statements to clarify its requirements for the presentation of liabilities in the statement of financial position. The limited scope amendment affected only the presentation of liabilities in the statement of financial position and not the amount or timing of its recognition. The amendment clarified that the classification of liabilities as current or non-current is based on rights that are in existence at the end of the reporting period and specified that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability. It also introduced a definition of ‘settlement’ to make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets or services. The amendment is effective for annual reporting periods beginning on or after January 1, 2023. Earlier application is permitted. The Company is assessing the potential impact of the amendment.
In August 2020, the IASB issued “Interest Rate Benchmark Reform – Phase II (amendments to IFRS 9, Financial Instruments; IFRS 7, Financial Instruments: Disclosures; IAS 39, Financial Instruments: Recognition and Measurement; IFRS 4, Insurance Contracts and IFRS 16, Leases)”, which addresses issues that affect financial reporting once an existing benchmark rate is replaced with an alternative rate and provides specific disclosure requirements.The amendment introduces a practical expedient for modifications required by the Interbank Offer Rate (“IBOR”) reform. The amendment relates to the modification of financial instruments where the basis for determining the contractual cash flows changes as a result of the IBOR reform,

Canada Goose Holdings Inc.	Page 7 of 29

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
allowing for prospective application of the alternative rate. A similar practical expedient is proposed for lessee accounting under IFRS 16. It also relates to the application of hedge accounting, which is not discontinued solely because of the IBOR reform. Hedging relationships, including formal designation and documentation, must be amended to reflect modifications to the hedged item, however, the practical expedient allows the hedge relationship to continue, additional ineffectiveness may be required. The amendment is effective for annual reporting periods beginning on or after January 1, 2021. Earlier application is permitted. A broader market-wide initiative is underway to transition the various IBOR based on rates in use to alternative reference rates. The Company is assessing the potential impact of the amendment and has begun discussions with its lenders. It is too early to determine if any modifications as a result of the amendment will meet the requirements for the application of the practical expedient.
Note 3.    Segment information
The Company has three reportable operating segments: DTC, Wholesale, and Other. The Company measures each reportable operating segment’s performance based on revenue and segment operating income (loss), which is the profit metric utilized by the Company's chief operating decision maker, the President and Chief Executive Officer, for assessing the performance of operating segments. Our DTC and Wholesale operating segments are not reliant on any single external customer.
The Company does not report total assets or total liabilities based on its reportable operating segments.

Canada Goose Holdings Inc.	Page 8 of 29

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)

	Second quarter ended September 26, 2021
(in millions of Canadian dollars)	DTC	Wholesale	Other	Total
	$	$	$	$
Revenue	83.2	147.9	1.8	232.9
Cost of sales	21.9	74.8	1.2	97.9
Gross profit	61.3	73.1	0.6	135.0
SG&A expenses	23.3	13.9	64.1	101.3
Depreciation and amortization	17.0	0.8	4.6	22.4
Operating income (loss)	21.0	58.4	(68.1)	11.3
Net interest, finance and other costs				7.9
Income before income taxes				3.4

	Second quarter ended September 27, 2020
(in millions of Canadian dollars)	DTC	Wholesale	Other	Total
	$	$	$	$
Revenue	46.2	118.5	30.1	194.8
Cost of sales	10.7	62.1	27.8	100.6
Gross profit	35.5	56.4	2.3	94.2
SG&A expenses	15.8	10.6	36.0	62.4
Depreciation and amortization	12.6	0.9	3.2	16.7
Operating income (loss)	7.1	44.9	(36.9)	15.1
Net interest, finance and other costs				6.0
Income before income taxes				9.1

Canada Goose Holdings Inc.	Page 9 of 29

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)

	Two quarters ended September 26, 2021
(in millions of Canadian dollars)	DTC	Wholesale	Other	Total
	$	$	$	$
Revenue	112.6	173.7	2.9	289.2
Cost of sales	29.9	91.5	2.1	123.5
Gross profit	82.7	82.2	0.8	165.7
SG&A expenses	38.6	21.8	112.5	172.9
Depreciation and amortization	32.2	1.8	8.2	42.2
Operating income (loss)	11.9	58.6	(119.9)	(49.4)
Net interest, finance and other costs				24.4
Loss before income taxes				(73.8)

	Two quarters ended September 27, 2020
(in millions of Canadian dollars)	DTC	Wholesale	Other	Total
	$	$	$	$
Revenue	56.6	127.2	37.1	220.9
Cost of sales	12.5	69.3	40.1	121.9
Gross profit (loss)	44.1	57.9	(3.0)	99.0
SG&A expenses	25.4	18.4	67.2	111.0
Depreciation and amortization	23.8	1.8	6.6	32.2
Operating (loss) income	(5.1)	37.7	(76.8)	(44.2)
Net interest, finance and other costs				12.7
Loss before income taxes				(56.9)
Geographic information
The Company determines the geographic location of revenue based on the location of its customers.

	Second quarter ended		Two quarters ended
(in millions of Canadian dollars)	September 26, 2021	September 27, 2020	September 26, 2021	September 27, 2020
	$	$	$	$
Canada	50.1	66.3	60.5	77.9
United States	59.4	37.8	68.5	40.3
Asia Pacific	58.5	41.5	80.9	51.5
EMEA(1)	64.9	49.2	79.3	51.2
Revenue	232.9	194.8	289.2	220.9
(1)EMEA comprises Europe, the Middle East, Africa, and Latin America.

Canada Goose Holdings Inc.	Page 10 of 29

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
Note 4.     Earnings per share
The following table presents details for the calculation of basic and diluted earnings per share:

	Second quarter ended		Two quarters ended
(in millions of Canadian dollars, except share and per share amounts)	September 26, 2021	September 27, 2020	September 26, 2021	September 27, 2020

Net income (loss)	$9.0	$10.4	$(47.7)	$(39.7)

Weighted average number of multiple and subordinate voting shares outstanding	109,780,547	110,143,728	110,122,185	110,104,158
Weighted average number of shares on exercise of stock options and RSUs(1)	1,025,395	744,719	—	—
Diluted weighted average number of multiple and subordinate voting shares outstanding	110,805,942	110,888,447	110,122,185	110,104,158
Earnings (loss) per share
Basic	$0.08	$0.09	$(0.43)	$(0.36)
Diluted	$0.08	$0.09	$(0.43)	$(0.36)
(1)    Applicable to dilutive and when the weighted average daily closing share price for the year was greater than the exercise price for stock options. For the two quarters ended September 26, 2021, there were 995,002 stock options (two quarters ended September 27, 2020 - 727,718 shares) that were not taken into account in the calculation of diluted earnings per share because their effect was anti-dilutive.
Note 5.    Trade receivables

(in millions of Canadian dollars)	September 26, 2021	September 27, 2020	March 28, 2021
	$	$	$
Trade accounts receivable	90.1	91.5	21.9
Credit card receivables	4.4	3.1	2.1
Government grant receivable	—	10.6	4.4
Other receivables	17.9	11.7	14.3
	112.4	116.9	42.7
Less: expected credit loss and sales allowances	(1.2)	(2.0)	(1.8)
Trade receivables, net	111.2	114.9	40.9

Canada Goose Holdings Inc.	Page 11 of 29

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
Note 6.     Inventories

(in millions of Canadian dollars)	September 26, 2021	September 27, 2020	March 28, 2021
	$	$	$
Raw materials	71.2	74.4	63.8
Work in progress	17.6	16.4	18.6
Finished goods	327.6	326.4	259.9
Total inventories at the lower of cost and net realizable value	416.4	417.2	342.3
Inventories are written down to net realizable value when the cost of inventories is estimated to be unrecoverable due to obsolescence, damage, or declining rate of sale. As at September 26, 2021, provision for obsolescence amounted to $26.2m (September 27, 2020 - $20.7m, March 28, 2021 - $23.4m).
Amounts charged to cost of sales comprise the following:

	Second quarter ended		Two quarters ended
(in millions of Canadian dollars)	September 26, 2021	September 27, 2020	September 26, 2021	September 27, 2020
	$	$	$	$
Cost of goods manufactured	94.5	98.8	116.4	116.8
Depreciation and amortization	3.4	1.8	7.1	5.1
	97.9	100.6	123.5	121.9

Canada Goose Holdings Inc.	Page 12 of 29

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
Note 7.    Leases
Right-of-use assets
The following table presents changes in the cost and the accumulated depreciation of the Company’s right-of-use assets:

(in millions of Canadian dollars)	Retail stores	Manufacturing facilities	Other	Total
Cost	$	$	$	$
March 28, 2021	253.3	36.7	18.4	308.4
Additions	42.4	—	0.4	42.8
Lease modifications	1.6	—	—	1.6
Impact of foreign currency translation	1.1	—	0.1	1.2
September 26, 2021	298.4	36.7	18.9	354.0

March 29, 2020	191.5	36.6	18.0	246.1
Additions	58.1	0.1	3.0	61.2
Lease modifications	—	—	(1.5)	(1.5)
Impact of foreign currency translation	(3.2)	—	(0.5)	(3.7)
September 27, 2020	246.4	36.7	19.0	302.1

(in millions of Canadian dollars)	Retail stores	Manufacturing facilities	Other	Total
Accumulated depreciation	$	$	$	$
March 28, 2021	58.8	9.9	6.0	74.7
Depreciation	21.3	2.6	2.0	25.9
Impact of foreign currency translation	0.4	—	—	0.4
September 26, 2021	80.5	12.5	8.0	101.0

March 29, 2020	26.8	4.8	2.7	34.3
Depreciation	16.5	2.6	1.7	20.8
Impact of foreign currency translation	(0.6)	—	(0.1)	(0.7)
September 27, 2020	42.7	7.4	4.3	54.4

Net book value
September 26, 2021	217.9	24.2	10.9	253.0
September 27, 2020	203.7	29.3	14.7	247.7
March 28, 2021	194.5	26.8	12.4	233.7

Canada Goose Holdings Inc.	Page 13 of 29

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
Lease liabilities
The following table presents the changes in the Company's lease liabilities:

(in millions of Canadian dollars)	Retail stores	Manufacturing facilities	Other	Total
	$	$	$	$
March 28, 2021	211.0	29.9	13.9	254.8
Additions	41.9	—	0.4	42.3
Lease modifications	1.5	—	—	1.5
Principal payments	(15.0)	(2.7)	(1.9)	(19.6)
Impact of foreign currency translation	0.7	—	0.1	0.8
September 26, 2021	240.1	27.2	12.5	279.8

March 29, 2020	176.3	34.7	16.9	227.9
Additions	58.1	—	3.0	61.1
Lease modifications	—	—	(1.3)	(1.3)
Principal payments	(13.5)	(2.4)	(1.5)	(17.4)
Impact of foreign currency translation	(2.9)	—	(0.7)	(3.6)
September 27, 2020	218.0	32.3	16.4	266.7

Canada Goose Holdings Inc.	Page 14 of 29

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
Lease liabilities are classified as current and non-current liabilities as follows:

(in millions of Canadian dollars)	Retail stores	Manufacturing facilities	Other	Total
	$	$	$	$
Current lease liabilities	46.5	4.9	4.4	55.8
Non-current lease liabilities	193.6	22.3	8.1	224.0
September 26, 2021	240.1	27.2	12.5	279.8

Current lease liabilities	34.6	5.0	3.9	43.5
Non-current lease liabilities	183.4	27.3	12.5	223.2
September 27, 2020	218.0	32.3	16.4	266.7

Current lease liabilities	36.2	5.1	3.9	45.2
Non-current lease liabilities	174.8	24.8	10.0	209.6
March 28, 2021	211.0	29.9	13.9	254.8
Leases of low-value assets and short-term leases are not included in the calculation of lease liabilities. These lease expenses are recognized in cost of sales or SG&A expenses on a straight-line or other systematic basis.
For the second and two quarters ended September 26, 2021, $1.6m and $2.1m of lease payments, respectively, were not included in the measurement of lease liabilities (second and two quarters ended September 27, 2020 - $0.3m and $2.1m, respectively). The majority of these balances related to short-term leases and variable rent payments.
Note 8.     Accounts payable and accrued liabilities
Accounts payable and accrued liabilities consist of the following:

(in millions of Canadian dollars)	September 26, 2021	September 27, 2020	March 28, 2021
	$	$	$
Trade payables	67.0	64.1	78.9
Accrued liabilities	70.9	57.3	49.9
Employee benefits	25.1	20.3	28.3
Derivative financial instruments	8.8	7.2	8.8
Other payables	23.4	14.7	11.9
Accounts payable and accrued liabilities	195.2	163.6	177.8
Note 9.    Provisions
Provisions consist primarily of amounts recorded with respect to customer warranty obligations, terminations of sales agents and distributors, sales returns, and asset retirement obligations.

Canada Goose Holdings Inc.	Page 15 of 29

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
Provisions are classified as current and non-current liabilities based on management's expectations of the timing of settlement, as follows:

(in millions of Canadian dollars)	Warranty	Sales returns	Asset retirement obligations	Other	Total
	$	$	$	$	$
Current provisions	5.9	12.1	—	—	18.0
Non-current provisions	19.6	—	7.4	—	27.0
September 26, 2021	25.5	12.1	7.4	—	45.0

Current provisions	4.1	13.6	—	0.2	17.9
Non-current provisions	14.8	—	4.8	—	19.6
September 27, 2020	18.9	13.6	4.8	0.2	37.5

Current provisions	6.3	13.7	—	—	20.0
Non-current provisions	20.1	—	5.5	—	25.6
March 28, 2021	26.4	13.7	5.5	—	45.6
Note 10.     Borrowings
Revolving facility
The Company has an agreement with a syndicate of lenders for a senior secured asset-based credit facility consisting of a revolving credit facility in the amount of $467.5m, with an increase in commitments to $517.5m during the peak season (June 1 - November 30). The revolving facility matures on June 3, 2024. Amounts owing under the revolving facility may be borrowed, repaid and re-borrowed for general corporate purposes.
The revolving facility has multiple interest rate charge options that are based on the Canadian prime rate, Banker's Acceptance rate, the lenders' Alternate Base Rate, European Base Rate, LIBOR rate, or EURIBOR rate plus an applicable margin, with interest payable quarterly or at the end of the then current interest period (whichever is earlier). The Company has pledged substantially all of its assets as collateral for the revolving facility. The revolving facility contains financial and non-financial covenants which could impact the Company’s ability to draw funds.
As at September 26, 2021, the Company had repaid all amounts owing on the revolving facility (September 27, 2020 - $224.9m and March 28, 2021 - $nil) and related deferred financing charge in the amounts of $1.1m (September 27, 2020 - $1.9m and March 28, 2021 - $1.7m) were included in other long-term liabilities. As at and during the two quarters ended September 26, 2021, the Company was in compliance with all covenants.
The Company had unused borrowing capacity available under the revolving facility of $328.6m as at September 26, 2021 (September 27, 2020 - $101.8m, March 28, 2021 - $181.2m).

Canada Goose Holdings Inc.	Page 16 of 29

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
The Company had a first-in, last-out facility included in the revolving facility in the amount of $50.0m which matured on May 25, 2021. No amounts were outstanding at the time of maturity and the first-in, last-out facility has not been renewed. As the facility was not renewed, deferred financing costs of $0.4m were written off to the statement of income (loss).
The revolving credit commitment also includes a letter of credit commitment in the amount of $25.0m, with a $5.0m sub-commitment for letters of credit issued in a currency other than Canadian dollars, U.S. dollars, euros or British pounds sterling, and a swingline commitment for $25.0m. As at September 26, 2021, the Company had letters of credit outstanding under the revolving facility of $5.8m (September 27, 2020 - $5.7m, March 28, 2021 - $5.0m).
Term loan
The Company has a senior secured loan agreement with a syndicate of lenders that is secured on a split collateral basis alongside the revolving facility. As a result of the Refinancing Amendment which took place on October 7, 2020, the aggregate principal amount owing increased to US$300.0m from US$113.8m.
On April 9, 2021, the Company entered into an agreement with its lenders to reprice its term loan, referred to as the Repricing Amendment and Fifth Amendment to Credit Agreement ("Repricing Amendment"). The Repricing Amendment decreases the interest to a rate of LIBOR plus an applicable margin of 3.50% from LIBOR plus an applicable margin of 4.25%, payable quarterly in arrears. The Company elected to account for the Repricing Amendment as a debt extinguishment and re-borrowing of the loan amount. As a result, the acceleration of unamortized costs of $9.5m was included in net interest, finance and other costs in the statement of income (loss). In connection with the Repricing Amendment, the Company incurred transaction costs of $0.9m which are being amortized using the effective interest rate method over the new term to maturity.
As a result of the Repricing Amendment, there were no changes to the following terms from the existing term loan: a) the aggregate principal amount of US$300.0m; b) the maturity date of October 7, 2027; c) LIBOR may not be less than 0.75%, and d) US$0.75m on the principal amount is repayable quarterly. The Repricing Amendment had no impact on the existing derivative contracts entered into on October 30, 2020.
Voluntary prepayments of amounts owing under the term loan may be made at any time without premium or penalty but once repaid may not be reborrowed. The Company began quarterly repayments of US$0.75m on the principal amount during the first quarter ended June 27, 2021. As at September 26, 2021, the Company had US$298.5m (March 28, 2021 - US$300.0m) aggregate principal amount outstanding under the term loan. The Company has pledged substantially all of its assets as collateral for the term loan. The term loan contains financial and non-financial covenants which could impact the Company’s ability to draw funds. As at and during the two quarters ended September 26, 2021, the Company was in compliance with all covenants.
As the term loan is denominated in U.S. dollars, the Company remeasures the outstanding balance plus accrued interest at each balance sheet date.

Canada Goose Holdings Inc.	Page 17 of 29

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
The amount outstanding with respect to the term loan is as follows:

(in millions of Canadian dollars)	September 26, 2021	September 27, 2020	March 28, 2021
	$	$	$
Term loan	377.6	152.3	377.3
Unamortized portion of deferred transaction costs	(0.9)	(1.1)	(5.8)
Original issue discount	—	—	(3.7)
	376.7	151.2	367.8
Mainland China Facilities
A subsidiary of the Company in Mainland China has two uncommitted loan facilities from different institutions in the aggregate amount of RMB 310.0m ("Mainland China Facilities"). The term of each draw on the loans is one, three or six months or such other period as agreed upon and shall not exceed twelve months (including any extension or rollover). The interest rate on each facility is equal to loan prime rate of 1 year, plus 0.15% per annum, and payable at one, three or six months, depending on the term of each draw. Proceeds drawn on the Mainland China Facilities are being used to support working capital requirements and build up of inventory for peak season sales. As at September 26, 2021, the Company had $23.5m owing on the Mainland China Facilities (September 27, 2020 - $11.0m, March 28, 2021 - $nil).
Short-term Borrowings
As at September 26, 2021, the Company has short-term borrowings in the amount of $27.3m. Short-term borrowings include $23.5m (September 27, 2020 - $11.0m, March 28, 2021 - $nil) owing on the Mainland China Facilities and $3.8m (September 27, 2020 - $nil, March 28, 2021 - $nil) for the quarterly principal repayments on the term loan. Short-term borrowings are all due within the next 12 months.
Net interest, finance and other costs consist of the following:

	Second quarter ended		Two quarters ended
(in millions of Canadian dollars)	September 26, 2021	September 27, 2020	September 26, 2021	September 27, 2020
	$	$	$	$
Interest expense
Mainland China Facilities	0.2	0.1	0.2	0.1
Revolving facility	0.5	1.5	0.7	2.3
Term loan	4.3	1.8	8.6	3.6
Lease liabilities	2.4	2.4	4.7	4.7
Standby fees	0.5	0.3	1.0	0.6
Acceleration of unamortized costs on debt extinguishment	—	—	9.5	—
Interest income	—	(0.2)	(0.3)	(0.3)
Other costs	—	0.1	—	1.7
Net interest, finance and other costs	7.9	6.0	24.4	12.7

Canada Goose Holdings Inc.	Page 18 of 29

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
Note 11.     Shareholders' equity
Share capital transactions for the two quarters ended September 26, 2021
Normal course issuer bid
The Board of Directors has authorized the Company to initiate a normal course issuer bid ("NCIB"), in accordance with the requirements of the Toronto Stock Exchange, to purchase up to 5,943,239 subordinate voting shares over the 12-month period from August 20, 2021 to August 19, 2022. Purchased subordinate voting shares will be cancelled.
Further, the Board of Directors has authorized the Company to initiate an automatic share purchase plan ("ASPP") under which a designated broker may purchase subordinate voting shares under the NCIB during the regularly scheduled quarterly trading blackout period. The repurchases made under the ASPP will be made in accordance with certain purchasing parameters and will continue until the earlier of the date in which the Company has acquired the maximum limit of subordinate voting shares pursuant to the ASPP or upon the date of expiry of the NCIB.
During the two quarters ended September 26, 2021, the Company purchased 3,802,436 subordinate voting shares for cancellation for total cash consideration of $179.6m and a payable to the designated broker of $4.6m. The amount to purchase the subordinate voting shares has been charged to share capital, with the remaining $176.3m charged to retained earnings. Of the 3,802,436 subordinate voting shares purchased, 987,088 were purchased under the ASPP for total cash consideration of $42.1m.
A liability representing the maximum amount that the entity could be required to pay the designated broker under the ASPP was $3.3m as at September 26, 2021. The amount has been charged to contributed surplus. Subsequent to the quarter and as of the date hereof, the Company purchased an additional 62,700 subordinate voting shares for cancellation for total cash consideration of $3.0m under the ASPP. The ASPP has concluded as of the date hereof and the remaining liability to the designated broker is $nil.
The transactions affecting the issued and outstanding share capital of the Company are described below:

(in millions of Canadian dollars, except share and per share amounts)	Multiple voting shares		Subordinate voting shares		Total
	Number	$	Number	$	Number	$
March 28, 2021	51,004,076	1.4	59,435,079	119.1	110,439,155	120.5
Purchase of subordinate voting shares	—	—	(3,650,636)	(7.6)	(3,650,636)	(7.6)
Purchase of subordinate voting shares held for cancellation	—	—	(151,800)	(0.3)	(151,800)	(0.3)
Exercise of stock options	—	—	241,613	8.3	241,613	8.3
Settlement of RSUs	—	—	48,800	—	48,800	—
September 26, 2021	51,004,076	1.4	55,923,056	119.5	106,927,132	120.9

Canada Goose Holdings Inc.	Page 19 of 29

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
Share capital transactions for the two quarters ended September 27, 2020
The transactions affecting the issued and outstanding share capital of the Company are described below:

(in millions of Canadian dollars, except share and per share amounts)	Multiple voting shares		Subordinate voting shares		Total
	Number	$	Number	$	Number	$
March 29, 2020	51,004,076	1.4	58,999,182	113.3	110,003,258	114.7
Exercise of stock options	—	—	130,179	1.0	130,179	1.0
Settlement of RSUs	—	—	11,901	—	11,901	—
September 27, 2020	51,004,076	1.4	59,141,262	114.3	110,145,338	115.7
Note 12.    Share-based payments
The Company has issued stock options to purchase subordinate voting shares under its incentive plans, prior to the public share offering on March 21, 2017, the Legacy Plan, and subsequently, the Omnibus Plan. All options are issued at an exercise price that is not less than market value at the time of grant and expire ten years after the grant date.
Stock option transactions are as follows:

	Two quarters ended
	September 26, 2021		September 27, 2020
(in millions of Canadian dollars, except share and per share amounts)	Weighted average exercise price	Number of shares	Weighted average exercise price	Number of shares
Options outstanding, beginning of period	$38.32	2,498,973	$32.97	1,794,377
Granted to purchase shares	$48.92	739,420	$37.19	1,244,975
Exercised	$24.03	(241,613)	$2.81	(130,179)
Cancelled	$47.59	(64,831)	$49.31	(86,671)
Expired	$—	—	$56.29	(9,046)
Options outstanding, end of period	$41.97	2,931,949	$35.65	2,813,456

Canada Goose Holdings Inc.	Page 20 of 29

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
Restricted share units
Under the Omnibus Plan, the Company has granted RSUs to employees of the Company. The RSUs are treated as equity instruments for accounting purposes. We expect that vested RSUs will be paid at settlement through the issuance of one subordinate voting share per RSU. The RSUs vest over a period of three years, a third on each anniversary of the date of grant.
RSUs transactions are as follows:

	Two quarters ended
	September 26, 2021	September 27, 2020
	Number	Number
RSUs outstanding, beginning of period	137,117	37,578
Granted	152,320	119,758
Settled	(48,800)	(11,901)
Cancelled	(7,264)	(5,452)
RSUs outstanding, end of period	233,373	139,983
Subordinate voting shares, to a maximum of 2,953,423 shares, have been reserved for issuance under equity incentive plans to select employees of the Company, with vesting contingent upon meeting the service, performance goals and other conditions of the Omnibus Plan.
Accounting for share-based awards
For the second and two quarters ended September 26, 2021, the Company recorded $4.2m and $6.9m, respectively, as contributed surplus and compensation expense for the vesting of stock options and RSUs (second and two quarters ended September 27, 2020 - $2.9m and $4.7m, respectively). Share-based compensation expense is included in SG&A expenses.
The assumptions used to measure the fair value of options granted under the Black-Scholes option pricing model at the grant date were as follows:

	Two quarters ended
(in millions of Canadian dollars, except share and per share amounts)	September 26, 2021	September 27, 2020
Weighted average stock price valuation	$48.92	$37.19
Weighted average exercise price	$48.92	$37.19
Risk-free interest rate	0.44%	0.32%
Expected life in years	5	5
Expected dividend yield	—%	—%
Volatility	40%	40%
Weighted average fair value of options issued	$14.36	$9.90
Fair value for RSUs is determined based on the market value of the subordinate voting shares at the time of grant. As at September 26, 2021, the weighted average fair value of the RSUs issued was $48.92 (September 27, 2020 - $33.97).

Canada Goose Holdings Inc.	Page 21 of 29

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
Note 13.    Related party transactions
The Company enters into transactions from time to time with its principal shareholders and organizations affiliated with members of the Board of Directors by incurring expenses for business services. During the second and two quarters ended September 26, 2021, the Company incurred expenses with related parties of $0.4m and $0.6m, respectively (second and two quarters ended September 27, 2020 - $0.3m and $0.4m, respectively) from companies related to certain shareholders. Balances owing to related parties as at September 26, 2021 were $0.4m (September 27, 2020 - $0.7m, March 28, 2021 - $0.3m).
A lease liability due to the controlling shareholder of the acquired Baffin Inc. business (the "Baffin Vendor") for leased premises was $4.2m as at September 26, 2021 (September 27, 2020 - $5.0m, March 28, 2021 - $4.6m). During the second and two quarters ended September 26, 2021, the Company paid principal and interest on the lease liability, net of rent concessions, and other operating costs to entities affiliated with the Baffin Vendor totaling $0.4m and $0.7m, respectively (second and two quarters ended September 27, 2020 - $0.3m and $0.6m, respectively). No amounts were owing to Baffin entities as at September 26, 2021, September 27, 2020, and March 28, 2021.
Note 14.    Financial instruments and fair value
The following table presents the fair values and fair value hierarchy of the Company’s financial instruments and excludes financial instruments carried at amortized cost that are short-term in nature:

	September 26, 2021
(in millions of Canadian dollars)	Level 1	Level 2	Level 3	Carrying value	Fair value
	$	$	$	$	$
Financial assets
Cash	98.9	—	—	98.9	98.9
Derivatives included in other current assets	—	4.1	—	4.1	4.1
Derivatives included in other long-term assets	—	5.2	—	5.2	5.2
Financial liabilities
Derivatives included in accounts payable and accrued liabilities	—	8.8	—	8.8	8.8
Mainland China Facilities	—	—	23.5	23.5	23.5
Derivatives included in other long-term liabilities	—	20.2	—	20.2	20.2
Revolving facility	—	—	—	—	—
Term loan	—	376.7	—	376.7	393.6

Canada Goose Holdings Inc.	Page 22 of 29

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)

	September 27, 2020
(in millions of Canadian dollars)	Level 1	Level 2	Level 3	Carrying value	Fair value
	$	$	$	$	$
Financial assets
Cash	156.3	—	—	156.3	156.3
Derivatives included in other current assets	—	4.2	—	4.2	4.2
Derivatives included in other long-term assets	—	1.1	—	1.1	1.1
Financial liabilities
Derivatives included in accounts payable and accrued liabilities	—	7.2	—	7.2	7.2
Short-term borrowings	—	—	11.0	11.0	11.0
Derivatives included in other long-term liabilities	—	3.6	—	3.6	3.6
Revolving facility	—	—	222.5	222.5	224.9
Term loan	—	—	151.2	151.2	152.3

	March 28, 2021
(in millions of Canadian dollars)	Level 1	Level 2	Level 3	Carrying value	Fair value
	$	$	$	$	$
Financial assets
Cash	477.9	—	—	477.9	477.9
Derivatives included in other current assets	—	5.9	—	5.9	5.9
Derivatives included in other long-term assets	—	5.1	—	5.1	5.1
Financial liabilities
Derivatives included in accounts payable and accrued liabilities	—	8.8	—	8.8	8.8
Derivatives included in other long-term liabilities	—	19.5	—	19.5	19.5
Term loan	—	367.8	—	367.8	377.3
There were no transfers between the levels of fair value hierarchy.

Canada Goose Holdings Inc.	Page 23 of 29

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
Note 15.    Financial risk management objectives and policies
The Company’s primary risk management objective is to protect the Company’s assets and cash flow, in order to increase the Company’s enterprise value.
The Company is exposed to capital management risk, liquidity risk, credit risk, market risk, foreign exchange risk, and interest rate risk. The Company’s senior management and Board of Directors oversee the management of these risks. The Board of Directors reviews and agrees upon policies for managing each of these risks which are summarized below.
Capital management
The Company manages its capital and capital structure with the objectives of safeguarding sufficient net working capital over the annual operating cycle and providing sufficient financial resources to grow operations to meet long-term consumer demand. The Board of Directors of the Company monitors the Company’s capital management on a regular basis. The Company will continually assess the adequacy of the Company’s capital structure and capacity and make adjustments within the context of the Company’s strategy, economic conditions, and risk characteristics of the business.
Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to satisfy the requirements for business operations, capital expenditures, debt service and general corporate purposes, under normal and stressed conditions. The primary source of liquidity is funds generated by operating activities; the Company also relies on the revolving facility and the Mainland China Facilities as sources of funds for short term working capital needs. The Company continuously reviews both actual and forecasted cash flows to ensure that the Company has appropriate capital capacity.
The following table summarizes the amount of contractual undiscounted future cash flow requirements as at September 26, 2021:

Contractual obligations	Q3 & Q4 2022	2023	2024	2025	2026	2027	Thereafter	Total
(in millions of Canadian dollars)	$	$	$	$	$	$	$	$
Accounts payable and accrued liabilities	195.2	—	—	—	—	—	—	195.2
Mainland China Facilities	23.5	—	—	—	—	—	—	23.5
Term loan	1.9	3.8	3.8	3.8	3.8	3.8	356.7	377.6
Interest commitments relating to borrowings(1)	9.0	16.0	16.0	16.0	16.0	16.0	8.0	97.0
Foreign exchange forward contracts	—	4.8	—	—	15.0	—	—	19.8
Lease obligations	32.1	63.9	53.2	47.7	36.2	29.3	51.1	313.5
Pension obligation	—	—	—	—	—	—	2.0	2.0
Total contractual obligations	261.7	88.5	73.0	67.5	71.0	49.1	417.8	1,028.6
(1)    Interest commitments are calculated based on the loan balance and the interest rate payable on the Mainland China Facilities and the term loan of 4.26% and 4.25%, respectively, as at September 26, 2021.
As at September 26, 2021, we had additional liabilities which included provisions for warranty, sales returns, asset retirement obligations, and deferred income tax liabilities. These liabilities

Canada Goose Holdings Inc.	Page 24 of 29

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
have not been included in the table above as the timing and amount of future payments are uncertain.
Letter of guarantee facility
On April 14, 2020, Canada Goose Inc. entered into a letter of guarantee facility in the amount of $10.0m. Letters of guarantee are available for terms of up to twelve months and will be charged a fee equal to 1.2% per annum calculated against the face amount and over the term of the guarantee. Amounts issued on the facility will be used to finance working capital requirements through letters of guarantee, standby letters of credit, performance bonds, counter guarantees, counter standby letters of credit, or similar credits. The Company immediately reimburses the issuing bank for amounts drawn on issued letters of guarantees. At September 26, 2021, the Company had $6.0m outstanding.
In addition, during the second quarter ended September 26, 2021, a subsidiary of the Company in Mainland China entered into letters of guarantee in the amount of $9.2m. Amounts will be used to finance working capital requirements through letters of guarantee, standby letters of credit, performance bonds, counter guarantees, counter standby letters of credit, or similar credits.
Credit risk
Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss.
Credit risk arises from the possibility that certain parties will be unable to discharge their obligations. The Company manages its credit risk through a combination of third party credit insurance and internal house risk. Credit insurance is provided by a third party for customers and is subject to continuous monitoring of the credit worthiness of the Company's customers. Insurance covers a specific amount of revenue, which may be less than the Company's total revenue with a specific customer. The Company has an agreement with a third party who has insured the risk of loss for up to 90% of accounts receivable from certain designated customers subject to a total deductible of $0.1m, to a maximum of $30.0m per year. As at September 26, 2021, accounts receivable totaling approximately $52.9m (September 27, 2020 - $53.0m, March 28, 2021 - $5.7m) were insured. Complementary to third party insurance, the Company establishes payment terms with customers to mitigate credit risk and continues to closely monitor its accounts receivable credit risk exposure.
Trade accounts receivable factoring program
A subsidiary of the Company in Europe has an agreement to factor, on a limited recourse basis, certain of its trade accounts receivable up to a limit of €20.0m in exchange for advanced funding equal to 100% of the principal value of the invoice.
For the two quarters ended September 26, 2021, the Company received cash proceeds from the sale of trade accounts receivable with carrying values of $7.8m which were derecognized from the Company's statement of financial position (two quarters ended September 27, 2020 - $6.2m). Fees of less than $0.1m were incurred during the two quarters ended September 26, 2021 (two quarters ended September 27, 2020 - less than $0.1m) and included in net interest, finance and other costs in the statement of income (loss). As at September 26, 2021, the outstanding amount of trade accounts receivable derecognized from the Company’s statement of financial position, but which the Company continued to service, was $5.7m (September 27, 2020 - $5.8m, March 28, 2021 - $nil).

Canada Goose Holdings Inc.	Page 25 of 29

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
Market risk
Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. Market prices comprise foreign exchange risk and interest rate risk.
Foreign exchange risk
Foreign exchange risk in operating cash flows
The Company’s Interim Financial Statements are expressed in Canadian dollars, but a substantial portion of the Company’s revenues, purchases, and expenses are denominated in other currencies, principally U.S. dollars, euros, British pounds sterling, Swiss francs, Chinese yuan, and Hong Kong dollars. The Company has entered into forward foreign exchange contracts to reduce the foreign exchange risk associated with revenues, purchases, and expenses denominated in these currencies. Certain forward foreign exchange contracts were designated at inception and accounted for as cash flow hedges. On December 18, 2020, the Company initiated the operating hedge program for the fiscal year ending April 3, 2022. During second quarter ended September 26, 2021, the Company initiated the operating hedge program for the fiscal year ending April 2, 2023.
Revenues and expenses of all foreign operations are translated into Canadian dollars at the foreign currency exchange rates that approximate the rates in effect at the dates when such items are recognized. As a result, we are exposed to foreign currency translation gains and losses. Appreciating foreign currencies relative to the Canadian dollar, to the extent they are not hedged, will positively impact operating income and net income by increasing our revenue, while depreciating foreign currencies relative to the Canadian dollar will have the opposite impact.
The Company recognized the following unrealized losses and gains in the fair value of derivatives designated as cash flow hedges in other comprehensive income:

	Second quarter ended				Two quarters ended
	September 26, 2021		September 27, 2020		September 26, 2021		September 27, 2020
(in millions of Canadian dollars)	Net loss	Tax recovery	Net gain	Tax expense	Net loss	Tax recovery	Net gain	Tax expense
	$	$	$	$	$	$	$	$
Forward foreign exchange contracts designated as cash flow hedges	(2.2)	0.7	0.8	(0.1)	(1.5)	0.5	3.1	(0.9)

Canada Goose Holdings Inc.	Page 26 of 29

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
The Company reclassified the following gains from other comprehensive income on derivatives designated as cash flow hedges to locations in the consolidated financial statements described below:

	Second quarter ended		Two quarters ended
(in millions of Canadian dollars)	September 26, 2021	September 27, 2020	September 26, 2021	September 27, 2020
Gain from other comprehensive income	$	$	$	$
Forward foreign exchange contracts designated as cash flow hedges
Revenue	(0.1)	—	(0.1)	—
SG&A expenses	—	—	(0.1)	—
Inventory	—	—	(1.0)	—
For the second and two quarters ended September 26, 2021, an unrealized loss of $0.1m and an unrealized gain of $0.2m, respectively (second and two quarters ended September 27, 2020 - unrealized gains of $0.6m and $1.2m, respectively) on forward exchange contracts that were not treated as hedges were recognized in SG&A expenses in the statement of income (loss).
Foreign currency forward exchange contracts outstanding as at September 26, 2021 related to operating cash flows were:

(in millions)	Aggregate Amounts		Currency
Forward contract to purchase Canadian dollars	US$	124.6	U.S. dollars
		€134.2	euros

Forward contract to sell Canadian dollars	US$	65.2	U.S. dollars
		€62.7	euros

Forward contract to purchase euros	CNY	657.4	Chinese yuan
		£62.9	British pounds sterling
	HKD	29.4	Hong Kong dollars
	SEK	4.8	Swedish kronor
	CHF	2.1	Swiss francs

Forward contract to sell euros	CHF	13.1	Swiss francs
	CNY	66.7	Chinese yuan
		£5.5	British pounds sterling

Canada Goose Holdings Inc.	Page 27 of 29

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
Foreign exchange risk on borrowings
The Company enters into derivative transactions to hedge a portion of its exposure to interest rate risk and foreign currency exchange risk related to principal and interest payments on the term loan denominated in U.S. dollars (note 10). The Company also entered into a five-year forward exchange contract by selling $368.5m and receiving US$270.0m as measured on the trade date, to fix the foreign exchange risk on a portion of the term loan borrowings.
The Company recognized the following unrealized gains and losses in the fair value of derivatives designated as hedging instruments in other comprehensive income:

	Second quarter ended				Two quarters ended
	September 26, 2021		September 27, 2020		September 26, 2021		September 27, 2020
(in millions of Canadian dollars)	Net gain	Tax expense	Net loss	Tax recovery	Net loss	Tax recovery	Net (loss) gain	Tax recovery (expense)
	$	$	$	$	$	$	$	$
Swaps designated as cash flow hedges	0.1	(0.1)	(1.9)	0.3	(0.4)	0.1	(4.0)	0.6
Euro-denominated cross-currency swap designated as a net investment hedge	—	—	(0.8)	0.1	—	—	0.8	(0.2)
The Company reclassified the following losses from other comprehensive income on derivatives designated as hedging instruments to SG&A expenses:

	Second quarter ended		Two quarters ended
(in millions of Canadian dollars)	September 26, 2021	September 27, 2020	September 26, 2021	September 27, 2020
Loss from other comprehensive income	$	$	$	$
Swaps designated as cash flow hedges	0.3	2.1	0.5	4.3
For the second and two quarters ended September 26, 2021, unrealized gains of $7.6m and $0.1m, respectively (second and two quarters ended September 27, 2020 - unrealized losses of $0.9m and $1.7m, respectively) in the fair value of the long-dated forward exchange contract related to a portion of the term loan balance were recognized in SG&A expenses in the statement of income (loss).
Interest rate risk
The Company is exposed to interest rate risk related to the effect of interest rate changes on borrowings outstanding under the revolving facility, the term loan and the Mainland China Facilities. Based on the weighted average amount of outstanding borrowings on our Mainland China Facilities during the two quarters ended September 26, 2021, a 1.00% increase in the average interest rate on our borrowings would have increased interest expense by less than $0.1m (two quarters ended September 27, 2020 - less than $0.1m). Correspondingly, a 1.00% increase in the average interest rate would have increased interest expense on the revolving facility and term loan by less than $0.1m and $1.9m, respectively (two quarters ended September 27, 2020 - $0.9m and $0.8m, respectively).

Canada Goose Holdings Inc.	Page 28 of 29

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
The Company entered into five-year interest rate swaps by fixing the LIBOR component of its interest rate at 0.95% on notional debt of US$270.0m. The swaps terminate on December 31, 2025. Subsequent to the Repricing Amendment, the applicable interest rate on the interest rate swaps is 4.45%. The interest rate swaps were designated at inception and accounted for as cash flow hedges.
Interest rate risk on the term loan is partially mitigated by interest rate swap hedges. The impact on future interest expense as a result of future changes in interest rates will depend largely on the gross amount of borrowings at that time.
Note 16.    Selected cash flow information
Changes in non-cash operating items

	Second quarter ended		Two quarters ended
(in millions of Canadian dollars)	September 26, 2021	September 27, 2020	September 26, 2021	September 27, 2020
	$	$	$	$
Trade receivables	(71.9)	(84.5)	(70.5)	(80.7)
Inventories	(11.5)	12.9	(74.7)	(3.7)
Other current assets	(19.3)	0.8	(20.1)	(1.2)
Accounts payable and accrued liabilities	34.6	25.5	(3.3)	19.3
Provisions	6.3	5.0	(0.6)	0.6
Other	(0.7)	—	(0.2)	1.0
Change in non-cash operating items	(62.5)	(40.3)	(169.4)	(64.7)

Canada Goose Holdings Inc.	Page 29 of 29